Exhibit 99.1

Mereo BioPharma Announces Interim Financial Results for the Six Months Ended June 30, 2020 and Provides Corporate Update

On track to initiate Phase 1b/2 etigilimab (Anti-TIGIT) combination study in Q4 2020

Enrolment resumed in Phase 2 study of alvelestat in Alpha-1 Antitrypsin Deficiency and initiated placebo-controlled Phase 1b/2 clinical trial in COVID-19 respiratory disease

Partnering discussions continue for portfolio of clinical-stage programs including setrusumab for osteogenesis imperfecta

PIPE Financing of $70 million (£56 million) completed in June 2020, cash runway into 2022

Conference Call Today at 8:00 a.m. EDT / 1:00 p.m. BST

London and Redwood City, Calif., September 29, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical stage biopharmaceutical company focused on oncology and rare diseases, today announces unaudited interim financial results for the six months ended June 30, 2020 and provides a corporate update.

Denise Scots-Knight, Chief Executive of Mereo, said: “Following the closing of our $70 million financing in the first half of 2020 we have focussed on executing our strategy, advancing etigilimab (“Anti-TIGIT”) for the treatment of solid tumors alongside developing our rare disease portfolio. We remain on track to initiate a Phase 1b/2 study of etigilimab (Anti-TIGIT) in combination with an anti-PD-1 in a range of solid tumor types in Q4 2020. Our rare disease portfolio includes setrusumab for osteogenesis imperfecta which we plan to partner prior to the initiation of a pivotal Phase 3 study, and alvelestat which is being investigated in an ongoing Phase 2 proof-of-concept study for alpha-1 anti-trypsin deficiency. We were also pleased to have recently announced the initiation of a Phase 1b/2 placebo-controlled study of alvelestat in COVID-19 infected patients following the scientific publications demonstrating the involvement of neutrophil elastase in COVID-19 infection pathways. We also continue to advance other discussions with potential partners to optimize the value of our broader product portfolio.”

Recent Highlights and Upcoming Milestones

Etigilimab (Anti-TIGIT) for Solid Tumors

•	On track to initiate a Phase 1b/2 study of etigilimab in combination with an anti-PD-1 in a range of solid tumor types in Q4 2020.

Setrusumab for Osteogenesis Imperfecta (OI)

•	Receipt of FDA Rare Pediatric Disease Designation on September 23, 2020.

•	Following regulatory discussions in 1H 2020, both the FDA and EMA have agreed on the principles of a design of a single Phase 3 pediatric pivotal study in OI.

•

Intend to partner setrusumab prior to conducting a pivotal trial of setrusumab in children with severe OI. Partnering discussions are well underway with a range of potential structures including options for Mereo to retain commercial rights in certain regions.

Alvelestat for Severe Alpha-1 Antitrypsin Deficiency (AATD)

•	Topline data from an ongoing Phase 2 proof of concept study remains on track for 2H 2021.

•

Announced the initiation of a Phase 1b/2 placebo-controlled clinical trial to evaluate the safety and efficacy of alvelestat in hospitalized, adult patients with moderate to severe COVID-19 respiratory disease.

•	Investigator-sponsored studies underway in AATD and in the orphan disease, bronchiolitis obliterans syndrome (BOS).

Partnering Discussions Continue for Portfolio of Other Clinical-Stage Programs

•	Leflutrozole for hypogonadotropic hypogonadism (HH)

•	Partnering discussions continuing based on development in male infertility.

•	Acumapimod for Acute Exacerbations of Chronic Obstructive Pulmonary Disease (AECOPD)

•	Discussions continuing on separate financing for the Phase 3 study agreed with the FDA and EMA.

Corporate

•	Appointment of Dr. Brian Schwartz and Dr. Jeremy Bender as Non-Executive Directors and departure of Mr Paul Blackburn as Non-Executive Director effective October 1, 2020

•	Dr. John Lewicki appointed as Chief Scientific Officer and Dr. Ann Kapoun appointed as Head Translational R&D in July 2020.

Financial Highlights

•	Cash resources of £56.8 million as at June 30, 2020 (June 30, 2019 £36.1 million).

•	£11.8 million raised in equity and debt in Q1 2020.

•	Additional $70 million (£56 million) raised in PIPE in Q2 2020.

•	Cash runway to early 2022.

Conference Call Information

Mereo will host a live conference call and webcast today at 8:00 a.m. EDT / 1:00 p.m. BST to discuss the Company’s financial results and provide a corporate update.

Dial-in numbers: (866) 688-2942 (U.S.) or +1 (561) 569-9224 (U.K./International)

Conference ID number: 9572439

A live and archived webcast may be accessed by visiting the Investors sections of the Company’s website at https://www.mereobiopharma.com/investors/results-reports-and-presentations/. The archived webcast will remain available on the Company’s website following the live call.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (“Anti-TIGIT”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com

Consolidated statement of comprehensive loss

for the six months ended June 30, 2020

	Notes	Six months ended June 30, 2020 Unaudited £’000	Six months ended June 30, 2019 Unaudited £’000	Year ended December 31, 2019 Audited £’000
Research and development expenses		(8,479)	(11,918)	(23,608)
Administrative expenses		(8,212)	(6,918)	(15,909)

Operating loss		(16,691)	(18,836)	(39,517)

Net income recognised on acquisition of subsidiary		—	1,035	1,035
Finance income		39	137	377
Finance charge	3	(97,628)	(998)	(3,496)
Loss on disposal of intangible assets	4	(11,302)	—	—
Net foreign exchange (loss)/gain		(519)	(20)	483

Loss before tax		(126,101)	(18,682)	(41,118)
Taxation		1,482	2,459	6,274

Loss for the period, attributable to equity holders of the parent		(124,619)	(16,224)	(34,844)

Basic and diluted loss per share for the period		(1.05)	(0.22)	(0.39)

Other comprehensive income / (loss) Items that may be subsequently reclassified to the income statement

Fair value changes on investments held at fair value through OCI		3	88	—

Currency translation of foreign operations		1,324	711	(499)

Total comprehensive loss for the period, attributable to equity holders of the parent		(123,292)	(15,425)	(35,343)

Consolidated balance sheet

as at June 30, 2020

	Notes	June 30, 2020 Unaudited £’000	June 30, 2019 Unaudited £’000	December 31, 2019 Audited £’000
Assets
Non-current assets
Property, plant and equipment		11,225	13,100	11,558
Intangible assets	4	31,876	45,157	44,456

		43,101	58,257	56,014

Current assets
Prepayments		1,400	3,068	2,111
R&D tax credits		6,624	7,745	10,426
Other taxes recoverable		—	—	979
Other receivables		1,836	1,953	572
Short-term investments		—	7,828	—
Cash and short-term deposits		56,821	28,290	16,347

		66,681	48,884	30,435

Total assets		109,782	107,141	86,449

Equity and liabilities
Equity
Issued capital	7	1,016	294	294
Share premium	7	161,785	121,684	121,684
Other capital reserves	7	127,727	58,004	59,147
Employee Benefit Trust shares	7	(1,305)	(1,305)	(1,305)
Other reserves	7	4,875	7,000	7,000
Accumulated losses	7	(270,681)	(127,357)	(146,065)
Translation reserve	7	825	711	(499)

Total equity		24,242	59,031	40,256

Non-current liabilities
Provisions	8	1,698	1,927	1,449
Interest-bearing loans and borrowings	6	14,506	11,721	5,373
Other liabilities		44	34	44
Warrant liability	9	35,757	225	131
Lease liability		11,167	13,139	9,318

		63,172	27,046	16,315

Current liabilities
Trade and other payables		5,489	6,758	6,352
Accruals		2,701	5,961	5,138
Provisions	8	31	334	309
Interest-bearing loans and borrowings	6	13,254	8,011	15,139
Contingent consideration liability		—	—	354
Lease liability		893	—	2,586

		22,298	21,064	29,878

Total liabilities		85,540	48,110	46,193

Total equity and liabilities		109,782	107,141	86,449

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